SEC
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MAR 1 7 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rabo Securities USA, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
245 Park Avenue
(No. and Street)

New York (City) NY (State) 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth McGrory (212) 808 2562
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

[redacted]

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013813

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

 Potential persons who are to respond to the collection of information

contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Kenneth McGrory, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rabo Securities USA, Inc. as of 12/31/2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Kenneth McGrory
President

Title

JOCELYNE LALLEMAND
Notary Public, State of New York
No. 01LA6165644
Qualified in Rockland County
Certificate Filed in New York County
My Commission Expires May ~~17~~ 14, 20 ~~15~~

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Rabo Securities USA, Inc.
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Rabo Securities USA, Inc.

Statement of Financial Condition

Year Ended December 31, 2012

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Rabo Securities USA, Inc.

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc., (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rabo Securities USA, Inc. as of December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2013

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2012
(In Thousands)

Assets	
Cash and cash equivalents	$ 20,691
U.S. government securities	60,665
Commercial paper held for own account	1,241,630
Receivables from underwriters, net	724
Receivables from brokers and dealers and clearing broker, net	2,776
Receivables from affiliates	1,802
Receivables from customers, net	533
Other assets	109
Total assets	$ 1,328,930
Liabilities and stockholder's equity	
Liabilities:	
Borrowings from an affiliate	$ 1,241,542
Payables to affiliates	3,485
Payables to brokers and dealers and clearing broker, net	208
Accounts payable and accrued expenses	2,816
Income taxes payable	5,943
	1,253,994
Stockholder's equity:	
Common stock (1,000 shares authorized, issued and outstanding, $.01 par value)	–
Additional paid-in capital	32,000
Retained earnings	42,936
Total stockholder's equity	74,936
Total liabilities and stockholder's equity	$ 1,328,930

See notes to statement of financial condition.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2012
(In Thousands)

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999. The Company is an institutional brokerage and investment banking firm. The Company is engaged primarily in the business of underwriting and private placement services, mergers and acquisitions transaction advisory services, fixed-income sales and trading, and effecting transactions in foreign equities on behalf of an affiliate. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer in March 2003. The Company is a wholly owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is a wholly owned subsidiary of Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland").

The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis and in private placement transactions as initial purchaser, principal or agent for which it earns underwriting revenue or advisory fees. RSI may also engage in sales and trading activities in support of its underwriting and private placement activities.

The Company also provides merger and acquisition ("M&A") transaction advisory services to institutional clients.

The Company also participates in the private placement of asset-backed commercial paper for Rabobank administered commercial paper programs for which it earns brokerage fees. These transactions are executed with institutional clients and the activity is cleared via Pershing. The Company acts as an agent for non-U.S. equity sales by its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Utrecht Branch ("Rabobank Utrecht Branch"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through Rabobank Utrecht Branch and for U.S. securities on a fully disclosed basis through Pershing LLC (the "clearing broker").

(In Thousands)

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents are defined as short-term, highly liquid investments with a maturity of three months or less when purchased. Included in cash equivalents is $20,690 of money market funds placed with a financial institution.

As of December 31, 2012, U.S. Government Securities represent U.S. Treasury Bills with a maturity of 182 days when purchased.

RSI is a dealer in commercial paper and purchases commercial paper from its affiliated conduits (see footnote 10) with the intention of selling the paper on to its client base the same day. If the Company is unable to sell all of its commercial paper commitments to clients, it holds any unsold balances overnight in its trading account. Additionally, in instances where the Company is required to purchase commercial paper back from a client they may hold it to maturity.

Rabobank Nederland entered into a cooperative arrangement with another third party entity for which both parties share certain revenue based on an agreed percentage. Accordingly, a percentage of revenues earned under this agreement by Rabobank Nederland (from the other entity) are allocated to the Company and included in receivables from affiliates on the statement of financial condition. Similarly, a percentage of revenues earned by the Company are allocated to Rabobank Nederland and are netted against receivables from affiliates on the statement of financial condition. The net amounts receivable from affiliates are remitted to the Company from Rabobank Nederland. In addition, $325 in receivables from customers relating to mergers and acquisition advisory fees were recorded as of December 31, 2012.

There was no allowance for doubtful accounts at December 31, 2012. The Company establishes an allowance for doubtful account when it determines the receivable to be uncollectible.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

3. Receivables from Underwriters, net, and Brokers and Dealers and Clearing Broker, net

Receivables from underwriters, net, represent underwriting fees receivable net of charges and fees. The Company conducts underwriting business with brokers and dealers that are members of FINRA and the major securities exchanges. Receivables from brokers and dealers and clearing broker, net represents brokerage fees receivable from Pershing LLC related to the Company's commercial paper business, net of ticket charges and other transactional fees charged by Pershing. There was no allowance for doubtful accounts at December 31, 2012.

Also, receivables from brokers and dealers and clearing broker, net and payables to brokers and dealers and clearing broker, net on the statement of financial condition include amounts representing securities failed to deliver and receive. There were $208 in failed to receive securities from customers and $2,680 failed to deliver securities to customers at December 31, 2012. The risk of loss associated with these transactions is dependent upon the customer and the affiliate clearing broker fulfilling their obligations.

(In Thousands)

4. Concentration of Credit Risk

At December 31, 2012, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with one financial institution, cash equivalents, which are invested in a money market fund and commercial paper issued by a related party. Net of FDIC insurance, RSI's credit risk at The Bank of New York Mellon Corporation due to cash and cash equivalents is $20,441. Any commercial paper held is issued by one of the Rabobank administered commercial paper programs. Commercial paper held was $1,241,630 as of December 31, 2012.

RSI maintains a revolving finance facility (the "Facility") with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Grand Cayman Branch ("Rabobank Grand Cayman Branch") of up to $5,000,000. Under the Facility, Rabobank Grand Cayman Branch agrees that, in the event any affiliate debt instruments as defined in the Facility are not redeemed when presented for payment, it shall forgive its related loans to RSI by making an equity contribution to the Company, in an amount equal to the market value of any affiliate debt instruments including any commercial paper held. Borrowings under this facility are classified as borrowings from an affiliate in the statement of financial condition. Borrowings from an affiliate were $1,241,542 as of December 31, 2012 (Note 10).

5. Off Balance Sheet Risk and Transactions with Customers

ASC 460, Guarantees, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying customer securities, thereby reducing the associated risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for customer accounts at December 31, 2012.

(In Thousands)

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company is included in the combined New York State and New York City income tax return filed by the Parent and certain other subsidiaries of the Parent. The income tax provision has been calculated in the statement of financial condition on a stand-alone basis at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a tax sharing agreement between the Parent and its subsidiaries. The Parent pays taxes on the Company's behalf and, therefore, income taxes payable in the statement of financial condition represents an inter-company payable.

As of December 31, 2012, the Company did not separately state its deferred tax amounts as there were no significant temporary differences.

As of December 31, 2012, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that significant unrecognized benefits will accrue within the next 12 months.

The Parent of the Company is currently under audit for federal and various state and local tax jurisdictions for the tax years ended December 31, 2004 through December 31, 2010. The Parent is under audit in New York State for the tax years ending December 31, 2005 through December 31, 2010. The standard three year statute of limitations applies for returns filed in New York City.

7. Benefits

An affiliate provides certain noncontributory medical, dental and life insurance benefits for eligible employees. Eligible employees of the Company also participate in the affiliate's noncontributory defined benefit pension plan under which benefits are based on employee career employment compensation. This plan has been frozen since December 31, 2011 and is now in the process of formal liquidation. The liquidation of the pension plan will be completed in 2013.

(In Thousands)

7. Benefits (continued)

An affiliate also has a 401(k) plan in which eligible employees of the Company may participate. The plan includes employee contributions and matching contributions by the affiliate subject to certain limitations.

8. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"). FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis, and under paragraph (k) (2) (i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2012, the Company had net capital of approximately $70,952, which was $70,702 in excess of the amount required to be maintained at that date.

9. Financial Instruments

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ACS 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or

9. Financial Instruments (continued)

liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

Fair Value Hierarchy

The three-level hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

(In Thousands)

9. Financial Instruments (continued)

The following is a summary of the assets and liabilities measured at fair value as of December 31, 2012.

Description	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Assets				
Cash and cash equivalents	$ 20,691	$ –	$ –	$ 20,691
U.S. Government securities	60,665	–	–	60,665
Commercial paper	–	1,241,630	–	1,241,630
Total	$ 81,356	$ 1,241,630	$ –	$ 1,322,986

For commercial paper, carrying value approximates fair value due to the short-term nature and minimal credit risk. All commercial paper positions held at December 31, 2012 were highly rated and the majority were redeemed the following business day for the full carrying value. Fair value for cash invested in a money market investment and the U.S. Treasury Bills in U.S. Government securities are based on quoted prices in active markets. For the remaining commercial paper not redeemed the following business day the Company may hold it to maturity. During the year no transfers were made between any levels.

10. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with the Company's affiliate, Rabobank International, New York Branch ("Rabobank New York Branch"), dated November 18, 2009. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from Rabobank New York Branch based on the portion attributable to the Company.

(In Thousands)

10. Related Party Transactions (continued)

Payments related to the service level agreement are invoiced and settled in U.S. Dollars. Amounts owed to Rabobank New York Branch relating to the service level arrangement and other expenses paid on behalf of the Company are $3,397 and are included in payables to affiliates in the statement of financial condition.

In the foreign equities brokerage business, the Company acts as agent between its affiliate, Rabobank Utrecht Branch, and the Company's clients, in foreign equity securities transactions with U.S. major institutional investors. Balances resulting from such transactions are included in receivables from affiliates and were $39 at December 31, 2012.

The Company acts as a placement agent of commercial paper issued by Rabobank administered commercial paper programs. Additionally, the Company held asset-backed commercial paper purchased from affiliates during the year. At December 31, 2012, RSI held $1,241,630 of commercial paper issued by one of the Rabobank administered commercial paper programs.

Under the Facility (as defined in Note 4 above) the interest rate charged for borrowings from an affiliate is based on a nominal spread over the corresponding asset backed commercial paper purchased from affiliates. At December 31, 2012, there was an outstanding borrowed balance of $1,241,542 with such affiliate. Given the short term nature of the borrowing, fair value approximates carrying value.

The Company has, under a revolving subordinated loan agreement approved by FINRA, the ability to borrow $100,000 from its affiliate, Rabobank Grand Cayman Branch, at an interest rate based on the one-month LIBOR. This agreement terminates March 20, 2015. At December 31, 2012 and during the year then ended, there was no indebtedness under this revolving subordinated loan agreement.

11. Contingencies

The Company is not involved in and does not foresee any legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's statement of financial condition.

12. Subsequent Events

The Company has evaluated subsequent events through February 28, 2013, the date these statement of financial condition were available to be issued.

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